

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

<u>Via U.S. Mail</u>
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

>   **Re: mCig, Inc.**
>   **Form 10-K for the Year Ended April 30, 2013**
>   **Filed July 28, 2013, as amended August 5, 2013**
>   **Form 10-Q for the Quarter Ended July 31, 2013**
>   **Filed September 13, 2014, as amended September 20, 2013**
>   **Form 10-Q for the Quarter Ended October 31, 2013**
>   **Filed December 16, 2013**
>   **Form 8-K filed February 25, 2014**
>   **File No. 333-175941**

Dear Mr. Rosenberg:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that each periodic report you file must be signed by the persons required pursuant to the form. While each of the following periodic reports indicated the name and title of the person who would be signing the report, there is no typed signature provided:
    - Form 10-K and Form 10-K/A for the fiscal year ended April 30, 2013;
    - Form 10-Q and Form 10-Q/A for the quarter ended July 31, 2013; and
    - Form 10-Q for the quarter ended October 31, 2013.

Please amend and refile each Form 10-K and Form 10-Q in its entirety with the required signature(s). In addition, please ensure that each certification required by Item 601(b)(31) and (32) of Regulation S-K is also signed when you amend your reports.

2.   We note your press release dated December 3, 2013 announcing the appointment of your Chief Operating Officer. Tell us why you did not file an Item 5.02 Form 8-K to report this appointment. File the Form 8-K, as required.

3.   We note your press release dated January 24, 2014 that announces your acquisition of Vapolution, Inc. Please tell us why you have not filed an Item 1.01 or Item 2.01 Form 8-K to report what appears to be a material acquisition. File the Form 8-K, as required.

Form 10-K for the fiscal year ended April 30, 2013

Item 9A. Controls and Procedures, page 25

4.   Please tell us and provide a description of any changes in your internal control over financial reporting for the period ended April 30, 2013 pursuant to Item 308(c) of Regulation S-K.

Item 15. Financial Statement Schedule, page 31

5.   Please note that Item 15 of Form 10-K requires you to file the exhibits required by Item 601 of Regulation S-K. With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed any of the required exhibits, such as the following:

- Articles of incorporation;
- Bylaws;
- Subsidiaries of the registrant;
- Material contracts, including
  - April 30, 2012 joint venture agreement, distribution agreement and technology license agreement with Leadwill Corporation, a Japanese corporation (page 4);
  - May 12, 2012 agreement with Epik Investments Limited, a Hong Kong limited liability company (page 11);
  - September 1, 2012 joint venture agreement, distribution agreement and technology license agreement with Lifetech Japan Corporation, a Japanese corporation (page 5);
  - Share swap agreement with "the Manufacturer," Leadwill Corporation (page 5);
  - Agreements evidencing the demand loans from Bejamin Chung, your former CEO and sole officer and director (page 12);
  - December 2012 exclusive ten-country distribution agreement with SunPlex Limited (page 22);

Please file all the required exhibits and provide an exhibit index in an amendment to your Form 10-K.

Exhibit 23.1

Report of the Independent Registered Public Accounting Firm

6.   Please present the report of your independent registered public accounting firm as part of your financial statements.

Form 10-Q for the period ended October 31, 2013

7.   Please file as an exhibit the September 14, 2013 Share Cancellation / Exchange / Return to Treasury Agreement with your CEO, Paul Rosenburg.

Item 1. Financial Statements

Note 1. Business Description and Basis of Presentation, page 8

8.   Please disclose the status of the Lifetech Industries (Lifetech) business including its joint venture agreement and distributorship agreements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 12

9.   Please tell us and disclose in detail your new business model adopted by mCig effective October 31, 2013, including any material agreements or acquisitions. We note your disclosure of the company's adjusted business plan as of October 31, 2013, but without a description of how you plan to execute this business plan. Further, please revise and advise us of the status of the project(s) related to the distribution agreements as of October 31, 2013 and your plans for the AWG business. We note your disclosure in Note 2 that the "project has the potential to bring sales of up to $75 million or more over the course of 5 years," but you have not realized any revenues to date.

Unregistered Sale of Equity Securities and Use of Proceeds, page 15

10.   Please disclose the unregistered sales of equity securities disclosed in Note 4 to the financial statements. Provide all the information required by Item 701 of Regulation S-K, including the exemption claimed and the facts relied upon to make the exemption available. For the September 17 and October 18, 2013 issuances, please disclose the nature of the professional services provided to the company. For the September 14, 2013

issuance of Series A preferred stock to Mr. Paul Rosenberg, please disclose all the material terms of the Series A preferred stock.

Form 8-K filed February 25, 2014

11.   Please identify the intellectual property, amount of cash and web development services that mCig, Inc. is contributing to VitaCig, Inc. Disclose that your Chief Operating Officer, Mark Linkhorst, is President of VitaCig.

12.   Please disclose why the company plans to dividend a portion of the VitaCig shares to holders of vested common stock of mCig and when the company's board came to this decision. Disclose what percentage of VitaCig's shares will be part of the dividend.

13.   Please address the following with respect to the contribution agreement filed as Exhibit 10.1 to the Form 8-K:

- We note the reference to Schedule A in section 2 of the contribution agreement. Please file the contribution agreement in its entirety, including Schedule A.

- Please explain the reference to Solar Verde in section 3 to the contribution agreement.

- We note that the contribution agreement is not signed. Please file an executed version of the agreement.

- Please explain why Paul Rosenberg is listed under "Contributors" and what "Shares Received" refers to at the bottom of the contribution agreement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director